EXHIBIT 99.1

Number of MMS messages doubles in July

MMS traffic in Telia's mobile network in Sweden increased sharply during the month of July. More than 1.6 million MMS messages were sent during the most popular vacation month for Swedes, twice the number sent in June.

Although it is not possible to say today if the increase in MMS traffic will be a lasting trend, the growing interest in camera-equipped mobile handsets still indicates that the service is attractive to customers. During the past few months, camera mobile phones capable of sending MMS messages have dominated the "top ten" list of best-selling handsets in Telia's retail stores, as shown by monthly surveys that Telia has conducted since February 2004. Approximately 60 percent of the mobile handsets sold by Telia today are camera phones, an increase of nearly 100 percent since last year.

"MMS messages can be sent fast and the service is easy to use. I believe this is the reason behind the successful trend for MMS," says Marie Ehrling, head of TeliaSonera Sweden. "Being able to share your experiences quickly is attractive and many people have surely chosen to send 'digital postcards' to relatives and friends instead of traditional printed cards."

During the first half of 2004, approximately 4.7 million MMS messages were sent through Telia's mobile network in Sweden.

Facts: MMS messages consist of pictures, sound and text. MMS stands for Multimedia Messaging Service and is a further development of SMS, or Short Message Service.

For further information journalists can contact:
TeliaSonera Sweden's Press Office, phone +46 8 713 58 30.